Filed by Hillenbrand, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Milacron Holdings Corp.

Commission File No.: 001-37458

Date: August 1, 2019

The following is an excerpt of a transcript of a conference call that was conducted on August 1, 2019, relating to Hillenbrand, Inc.’s results for the third quarter of fiscal 2019, which ended June 30, 2019.

Operator

Good morning, everyone, and welcome to Hillenbrand’s Earnings Teleconference for the Third Quarter of Fiscal 2019. A replay of this call will be available until midnight Eastern Time, August 15, 2019 by dialing 1-800-585-8367 toll-free in the United States and Canada or +1-416-621-4642 internationally and using the conference ID number of 6642849. This webcast will be archived on the company’s website at ir.hillenbrand.com through August 30, 2019. If you ask a question during today’s call, it will be included in any future use of this recording. Also note that any recording, transcripts, or other transmission of the text or audio is not permitted without Hillenbrand’s written consent.

At this time, it’s my pleasure to turn the conference call over to Rich Dudley, Director of Investor Relations. Mr. Dudley, please go ahead.

Richard A. Dudley, Senior Director-Investor Relations, Hillenbrand, Inc.

Thank you, operator. Good morning, everyone, and welcome to Hillenbrand’s third quarter fiscal 2019 conference call. I’m joined by our President and CEO, Joe Raver, along with our Senior Vice President and CFO, Kristina Cerniglia.

During today’s call, we’ll discuss third quarter financial results, the outlook for our businesses, and our recently announced acquisition of Milacron. We will then open the call up for Q&A. Before we get to the results, let me remind you that our comments may contain certain forward-looking statements that are subject to the safe harbor provisions of the securities laws. These statements are not guarantees of future performance and our actual results could differ materially.

Also during the course of this call, we will be discussing certain non-GAAP operating performance measures. I encourage you to take a look at slide 3 and 4 from the slide presentation and our 10-K and 10-Q which can be found at our website for a deeper discussion of transaction-related matters, forward-looking statements, and the risk factors that could impact our actual results. For more information on our use of non-GAAP operating measures and the reconciliation to GAAP financial measures, please refer to our most recent 10-Q and the sides presented with this call.

Now, I’d like to turn the call over to Joe.

Joe Anthony Raver, President, Chief Executive Officer & Director, Hillenbrand, Inc.

Thanks, Rich. Good morning, everyone. Our vision at Hillenbrand is to build a world-class global diversified industrial company with a proven record of success driven by the Hillenbrand Operating Model. Our mission is to create value for our customers, great professional opportunities for our employees, improve the communities in which we operate and, importantly, provide superior returns for our shareholders. About three weeks ago, we announced the acquisition of Milacron, a global leader in highly-engineered and customized systems in plastics technology and processing with more than $1 billion in annual revenue. We’re excited about this transaction and believe it’s a pivotal next step in our journey to achieve our vision.

Milacron operates three business segments. The first is Fluid Technology. This is the Cimcool business, which produces synthetic and semi-synthetic metalworking fluids. This is a relatively small business segment but has an attractive financial profile and a good niche position serving a variety of industrial customers. Milacron’s other two segments operate in the plastics processing industry, mainly injection molding and, to a lesser extent, extrusion. The Melt Delivery and Control Systems segment or MDCS is driven by the Mold-Masters business. Mold-Masters produces highly-engineered hot runner systems and is a global leader in the industry. The company has a long history of revenue growth and an attractive, high margin, financial profile. The industry is driven to a high degree by product life cycles, meaning that each time there’s a new product introduction or product refresh, a new hot runner system is purchased that is uniquely configured to the new mold. This is a key characteristic of the hot runner market and one we believe makes this business so attractive.

The Advanced Plastics Processing Technologies segment, or APPT, best known through the Milacron brand, mainly produces injection molding equipment. Milacron is a leader in injection molding in North America and India. The segment also has a small extrusion business that primarily operates in North America. The profile of these businesses is similar to our Process Equipment Group businesses in that about two thirds of their revenue comes from equipment sales and about a third comes from aftermarket parts and services where Milacron is the top supplier to its large installed equipment base. Demand is driven primarily by capacity expansion and machine replacements for custom molders, auto suppliers, and producers of consumer goods, electronics, and medical products. The business has undergone significant restructuring over the last several years and we believe is well-positioned to continue to expand margins and generate solid free cash flow, particularly with the application of the Hillenbrand Operating Model.

As I mentioned earlier, both MDCS and APPT serve the plastics processing industry. And I think it’s important to note that Milacron’s equipment tends to be more focused on durable products rather than single-use plastics. We expect demand to continue to grow over the long run in the industries Milacron serves, including consumer goods and construction, where plastics improve durability or light weight, require little maintenance, and reduce shipping costs; automotive, as light-weighting becomes increasingly important with demand for more fuel efficient and electric vehicles; and in medical, with increased focus on safety, improved drug and therapy delivery, and durability. The acquisition of Milacron will extend Hillenbrand’s reach across the plastics value chain from polyolefin production to compounding and engineering plastics, to plastics processing, including injection molding and extruded products, to recycling.

We believe that over the long run, our deep expertise across all of these process steps will foster innovation, help us serve our customers better, and enable us to capitalize on emerging trends across the industry, including innovations in biodegradable plastics and recycling.

We expect the combined companies to increase scale and global footprint to strengthen our service network and drive aftermarket penetration, enable us to reap the benefits of improved procurement, leverage Milacron’s shared services model to reduce costs, and reduce public company costs. We expect to generate $50 million in annual run rate cost savings within the first three years, with $20 million to $25 million of that coming in the first 12 months.

For all the reasons outlined above, we believe this deal will create significant value for both Milacron and Hillenbrand shareholders.

Following the close of this deal, which we expect to complete in the first quarter of calendar year 2020, we’ll be very focused on integrating Milacron. We’re not planning to pursue any additional significant deals in the near term because we’ll be very focused on achieving the full potential of our combined companies and paying down debt. We’re excited about the acquisition and we see it as a next step in Hillenbrand’s vision to become a world-class global diversified industrial company.

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Kristina A. Cerniglia, Senior Vice President & Chief Financial Officer, Hillenbrand, Inc.

In terms of our capital allocation priorities, we’ve said that our main focus is reinvesting in our business, both organically and inorganically, to accelerate profitable growth. The Milacron acquisition is a strategic investment in furthering our vision. Our leverage remained low in the third quarter, finishing with a net debt to EBITDA of 0.9 times, putting us in good position as we prepare to close the deal.

While our capital deployment strategy is not changing, we are temporarily modifying our approach and we’ll be prioritizing deleveraging. Post-close of the acquisition, we expect our pro forma net leverage to be approximately 3.6 times EBITDA. We will seek to aggressively pay down debt to bring our net leverage ratio down to below 2.75 times within 12 months post-close. We are committed to maintaining our investment grade rating and we are confident in our ability to meaningfully reduce debt over the near term.

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Joe Anthony Raver, President, Chief Executive Officer & Director, Hillenbrand, Inc.

Thanks, Kristina. Overall, our third quarter results were modestly below our expectations, as continued strength in plastics was offset by weakness in other industrial end markets. However, we’re excited about the future of our company and the tremendous potential we see with the Milacron acquisition. We’re focused on execution and leveraging the Hillenbrand Operating Model to drive operational efficiency and profitable growth.

In addition, we’re preparing for the integration of Milacron to ensure that we don’t miss a beat with our customers and that we deliver on the full potential of the deal. I’m confident that our teams will finish the year strong while at the same time laying the groundwork for 2020 as we continue to transform into a world-class, global diversified industrial company in the eyes of our customers, our employees, our communities, and our shareholders.

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Jonathan E. Tanwanteng — CJS Securities, Inc.

Got it. Thank you. And then finally, just looking at the Milacron deal and the way the market is digesting that. With some concerns about leverage and/or maybe exposure to China? Your stock is now trading at around 7 times pro forma free cash flow, including expected synergies. Can you walk us through the sensitivity of that FCF goal for 2021? And in a typical recession, how much risk or downside is there to that number, and what levers can you pull to protect that—because if you can hit those numbers, your stock seems pretty attractively valued here?

Joe Anthony Raver, President, Chief Executive Officer & Director, Hillenbrand, Inc.

So I think you know when we look at the forecast of the business, we believe that the cash flow prospects on the Milacron business are good. They’ve done a bunch of restructuring over the past few years that has impacted cash flow. And so as we look forward, and you can follow their stock and they have their earnings call this week, you can see sort of what’s happening in their business. But as we look forward, we see good cash generation opportunities in that business as well as our own. And then the $50 million in synergies, again let me walk through where that comes from. A chunk of that is from redundant public company costs, which we’ve estimated to be $20 million to $25 million. So we can hit that run rate in the first 12 months or so.

And then procurement opportunities, both on the direct side and the indirect side. And then, of course, just operating efficiencies, both with us using the Hillenbrand Operating Model, but also us leveraging their shared services model. So we feel good about the ability for us to hit those numbers and to generate the cash flow. I think the other piece of it when you think about our cash flow looking forward is we have a stable Batesville business which is really a non-cyclical business. It’s driven by secular trends. And so stable cash flow there. A very solid backlog in the Coperion business, right over $900 million backlog, and those projects tend to be big projects that don’t really get cancelled. At least that’s the history. And then a good parts and service element to our revenue. So we have a really good recurring revenue stream which holds up well in all economic cycles. So we feel good about our ability to generate cash going forward and meet our pay-down targets that we’ve stated publicly, associated with the deal.

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James Martin Clement — The Buckingham Research Group Incorporated

Okay. I really — no. Listen, I appreciate the color. That’s very helpful. Kristina, have you guys given a thought when you report the September quarter, would you anticipate just guiding for the Hillenbrand businesses for fiscal 2020 and then rolling in Milacron, the guidance when you closed the deal or are you going to take a shot at guiding on the combined businesses or is it just wait? You probably don’t know yet?

Kristina A. Cerniglia, Senior Vice President & Chief Financial Officer, Hillenbrand, Inc.

It’s way too early to know yet. So we — in September, we will guide on our business. And then we will update guidance when we close the deal.

Cautionary Statement

This transcript contains statements, including statements regarding the proposed acquisition of Milacron Holdings Corp. (“Milacron”) by Hillenbrand, Inc. (“Hillenbrand”) that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, financings, share repurchases and other measures of financial performance or potential future plans or events, strategies, objectives, expectations, beliefs, prospects, assumptions, projected costs or savings or transactions of Hillenbrand, Milacron or the combined company following Hillenbrand’s proposed acquisition of Milacron (the “Proposed Transaction”), the anticipated benefits of the Proposed Transaction, including estimated synergies, the expected timing of completion of the transaction and other statements that are not strictly historical in nature. In some cases, forward-looking statements can be identified by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “outlook,” “guidance” and similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are not guarantees of future performance or events, and actual results or events could differ materially from those set forth in any forward-looking statement due to any number of factors. These factors include, but are not limited to: the impact of the 2017 Tax Cuts and Jobs Act, enacted by the U.S. government on December 22, 2017, on Hillenbrand’s or Milacron’s financial position, results of operations, and cash flows; the outcome of any legal proceedings that may be instituted against Hillenbrand, Milacron or any companies each may acquire; global market and economic conditions, including those related to the credit and equity markets and international trade related matters, tariffs and other trade matters; volatility of our respective investment portfolios; adverse foreign currency fluctuations; involvement in claims, lawsuits and governmental proceedings related to operations; labor disruptions; the dependence of Hillenbrand’s business units on relationships with several large providers; demand for our respective products being significantly affected by general economic conditions; increased costs or unavailability of raw materials; continued fluctuations in mortality rates and increased cremations; competition from nontraditional sources in the death care industry; any decline in the use of plastic; cyclical demand for industrial capital goods; the competitiveness of the industries in which we operate and the financial resources of our competitors; certain tax-related matters; changes to legislation, regulation, treaties or government policy, including any resulting from the current political environment; the ability of Hillenbrand and Milacron to receive the required regulatory approvals for the Proposed Transaction, or that such regulatory approvals are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the Proposed Transaction, the ability of Milacron to receive the approval of Milacron’s stockholders and the ability of Milacron and Hillenbrand to satisfy the other conditions to the closing of the Proposed Transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Hillenbrand and Milacron to terminate the merger agreement; negative effects of the announcement or the consummation of the Proposed Transaction on the market price of Hillenbrand’s and/or Milacron’s common stock and/or on their respective businesses, financial conditions, results of operations and financial performance (including the ability of Milacron to maintain relationships with its customers, suppliers and others with whom it does business); uncertainties as to access to available financing of the Proposed Transaction (including financing for the Proposed Transaction) on a timely basis and on reasonable terms; uncertainties as to the long-term value of the common stock of Hillenbrand following the merger, including the dilution caused by Hillenbrand’s issuance of additional shares of its common stock in connection with the Proposed Transaction; the impact of the additional indebtedness Hillenbrand will incur in connection with the Proposed Transaction; risks relating to the value of the Hillenbrand shares to be issued in the Proposed Transaction; significant transaction costs and/or unknown liabilities of the Proposed Transaction; the possibility that the anticipated benefits from the Proposed Transaction cannot be realized by Hillenbrand in full or at all or may take longer to realize than expected; risks related to disruption of Milacron’s management’s attention from Milacron’s ongoing business operations due to the Proposed Transaction; risks associated with contracts containing consent and/or other provisions that may be triggered by the Proposed Transaction; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Milacron’s operations with those of Hillenbrand will be greater than expected; the ability of Milacron and the combined company to retain and hire key personnel; the impact of new or changes in current laws, regulatory or other industry standards, including privacy and cybersecurity laws and regulations; and events beyond Hillenbrand’s and Milacron’s control, such as acts of terrorism. There can be no assurance that the Proposed Transaction or any other transaction described above will in fact be consummated in the manner described or at all. Stockholders, potential investors and other readers are urged to consider these risks and uncertainties in evaluating forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, please see Hillenbrand’s and Milacron’s reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) and other written statements made by Hillenbrand and/or Milacron from time to time. The forward-looking information herein is given as of this date only, and neither Hillenbrand nor Milacron undertakes any obligation to revise or update it.

Additional Information and Where to Find It

In connection with the proposed acquisition by Hillenbrand of Milacron (the “Proposed Transaction”), Hillenbrand will file with the SEC a registration statement on Form S-4 to register the shares of Hillenbrand’s common stock to be issued in connection with the Proposed Transaction. The registration statement will include a document that serves as a prospectus of Hillenbrand and a proxy statement of Milacron (the “proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to Milacron’s stockholders when it becomes available. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Hillenbrand or Milacron when it becomes available. The documents filed by Hillenbrand with the SEC may be obtained free of charge at Hillenbrand’s website at www.hillenbrand.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Hillenbrand by requesting them by mail at Hillenbrand, Inc., One Batesville Boulevard, Batesville, IN 47006, or by telephone at (812) 931-6000. The documents filed by Milacron with the SEC may be obtained free of charge at Milacron’s website at www.milacron.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Milacron by requesting them by mail at Milacron Holdings Corp., 10200 Alliance Road, Suite 200, Cincinnati, OH, 45242, or by telephone at (513) 487-5000.

Participants in the Solicitation

Hillenbrand, Milacron and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Milacron’s stockholders with respect to the Proposed Transaction. Information about Hillenbrand’s directors and executive officers is available in Hillenbrand’s Annual Report on Form 10-K for the fiscal year ended September 30, 2018 filed with the SEC on November 13, 2018 and its definitive proxy statement for the 2019 annual meeting of shareholders filed with the SEC on January 2, 2019. Information concerning the ownership of Milacron’s securities by Milacron’s directors and executive officers is included in their SEC filings on Forms 3, 4 and 5, and additional information regarding the names, affiliations and interests of such individuals is available in Milacron’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed with the SEC on February 28, 2019 and its definitive proxy statement for the 2019 annual meeting of shareholders filed with the SEC on March 15, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Stockholders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Hillenbrand or Milacron as indicated above.

No Offer or Solicitation

This transcript shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to another available exemption.